Mail Stop 3561

February 5, 2010

Mr. John Holcomb
Chief Executive Officer
Bonanza One, Inc.
146 Parkside Lane
Mooresville, NC 28117

       Re: Bonanza One, Inc.
             Form 10-K for Fiscal Year Ended
             June 30, 2009
             Filed September 28, 2009
             File No. 000-52900

Dear Mr. Holcomb:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Report of Independent Registered Public Accounting Firm, page F-1

1. Please note that for development stage entities, auditor association with the cumulative data since inception is required in annual reports. Please advise your auditor to revise the scope and opinion paragraphs of their audit report to opine upon the cumulative period from inception (June 5, 2007) through June 30, 2009 in addition to the annual periods already included and amend your Form 10-K accordingly.

Financial Statements

Statement of Stockholders' Deficit, page F-4

2. Please note that for development stage enterprises a statement of shareholder equity from the entity's inception is required. Accordingly please revise to include statement of stockholders' deficit for the period from inception (June 5, 2007) to June 30, 2007 in addition to the annual periods already included as required by ASC 915-215-45-1and amend your Form 10-K accordingly.

Item 9A. Controls and Procedures

Management's Report on Internal Control Over Financial Reporting, page 15

3. Please revise to provide a statement identifying the framework used by management (e.g. COSO) to evaluate the effectiveness of your internal control over financial reporting as required by Item 308(T)(a)(2) of Regulation S-K.

Form 10-Q for the Quarter Ended September 30, 2009

4. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. In future filings, please revise any references to accounting standards accordingly.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services